

05040134

SEC[illegible] [illegible]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66049

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Taconic Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broadway # 700
(No. and Street)

New York | New York | 10006
(City) | (State) | (Zip Code)

PROCESSED
APR 29 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward Davis 212-863-4007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stone, Russo and Lazzaro, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

333 Westchester Avenue | White Plains | New York | 10604
(Address) | (City) | (State) | (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 13 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
07

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taconic Capital Group, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

COLLEEN A. HUSSEY
Notary Public, State of New York
No. 01HU6009082
Qualified in New York County
Commission Expires June 22, 2006

October 1, 2004



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TACONIC CAPITAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance January 1,	100	$ 100.00	$ 10,662.00	$ (2,801.00)	$ 7,961.00
Net Income		-	-	5,273.00	5,273.00
Balance December 31,	100	$ 100.00	$ 10,662.00	$ 2,472.00	$ 13,234.00

See Notes to Financial Statements

To: davisn@taconicgroup.com
Subject: Fwd: Statement of Changes in Stockholders' Equity

From: "Dulcidia Lazzaro" <dlazzaro@srlcpas.com>
To: <Tapert@taconicgroup.com>
Subject: Statement of Changes in Stockholders' Equity
Date: Tue, 29 Mar 2005 14:12:27 -0500
X-Mailer: Microsoft Outlook, Build 10.0.2627
Importance: Normal

Bill,
Here it is.

Dulcie
Dulcidia Lazzaro, CPA
Stone, Russo & Lazzaro, CPAs, LLP
333 Westchester Avenue - East Bldg
White Plains, NY 10604
telephone 914-285-1040, ext 12
fax 914-285-0285
e-mail dlazzaro@srlcpas.com

William J. Tapert
Taconic Capital Group
55 Broadway, Suite 700
New York, New York 10006
tel. 212.863.4005
mobile 917.716.4422
fax. 212.504.3113

 TCG,Inc.2004 statement of changes.pdf

Copy 1

Taconic Capital Group Inc.

April 4th 2004

Ms. Frances Giardina
Staff Supervisor
NASD
One Liberty Plaza
New York, New York 10006

SENT BY MESSENGER, April 4, 2005



MAIL PROCESSING
RECEIVED
APR 13 2005
WASH, DC
185
SECTION

Re: Taconic Capital Group ("Taconic"), CRD # 127818, Submission of Form X-17 A-5 Facing Page, and Statement of Changes in Stockholders' Equity

Dear Ms. Giardina,

In accordance with your correspondence to me dated March 22nd 2005,
Please find enclosed the following documents:

1. A copy of the executed and notarized copy of the Form X-17 A-5 Facing Page for the 2004 year-end audited statement of Taconic Capital Group Inc.. An original copy of this document was sent previously to Michael Touster in my correspondence to him dated March 22nd 2005.

2. The Statement of Changes in Stockholders' Equity for Taconic Capital Group Inc. for the period ending December 31, 2004. This document was submitted to Taconic Capital Group Inc. by our auditors, Stone Russo & Lazzaro CPA on March 29th 2005, and should be incorporated into the 2004 Audit Report previously submitted to the NASD and SEC.

Copies of this correspondence with attachments are being sent today to the following parties in accordance with the instructions in your correspondence:

1. SEC Regional Office, Attn. Romona Lopez, 233 Broadway , 3rd Floor

2. SEC Washington DC , Division of Market Regulation, 450 Fifth Street N.W. Washington, DC 20549. (Two complete copies).

3. Mr. Michael Touster, NASD New York Regional Office, One Liberty Plaza, New York, New York, 48th Floor

Very truly yours,



Edward Davis
President, Taconic Capital Group Inc.

Enc.

cc. William Tapert

55 Broadway, Suite 700, New York, New York 10006
tel 212.489.2246 - fax 212.504.3113 - web www.taconicgroup.com